[redacted]

08029028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~03740~~ 32215

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
H. G. Wellington & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John O'Brien (212) 732-6800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Co.,LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas W. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.G. Wellington & Co., Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

THOMAS E. McGEADY
Notary Public, State of New York
No. 01MC6061924
Qualified in Bronx County
Commission Expires July 23, 20 69

Thomas W. Grant
Signature

PRESIDENT
Title

Thomas E. McGeady
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. G. WELLINGTON & CO., INC.

INDEX TO FINANCIAL STATEMENT

December 31, 2007

ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
H. G. Wellington & Co., Inc.:

We have audited the accompanying statement of financial condition of H. G. Wellington & Co., Inc. as of December 31, 2007. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of H. G. Wellington & Co., Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2008

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

Assets

Cash and cash equivalents (Note 10)	$	342,414
Receivable from and deposits with broker-dealers		342,091
Securities owned, marketable, at market value (Note 3)		1,681,718
Investment advisory fees receivable		581,473
Membership in stock exchange:		
Owned, at adjusted cost (market value $375,000)		27,300
Furniture and equipment – at cost, net of accumulated depreciation (Note 4)		83,862
Deferred income taxes, net (Note 7)		99,000
Other assets		163,709
Total assets	$	3,321,567

(Continued)

STATEMENT OF FINANCIAL CONDITION (Continued)

December 31, 2007

Liabilities:	
Drafts payable	$ 30,686
Accounts payable, accrued expenses and other liabilities	741,238
Total liabilities	771,924
Commitments and contingencies (Notes 8 and 10)	
Stockholders' equity (Note 5):	
Common stock, $1 par value, 415,000 shares authorized, 139,256 shares issued and outstanding	139,256
Paid-in capital	1,476,958
Retained earnings	933,429
Total stockholders' equity	2,549,643
Total liabilities and stockholders' equity	$ 3,321,567

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

H. G. Wellington & Co., Inc. (the "Company") is a broker-dealer registered with Securities and Exchange Commission and is a member of the New York Stock Exchange and various other exchanges. The Company's principal line of business is a securities broker-dealer which comprises conducting securities transactions for its customers and providing investment advisory services.

On July 27, 2006 the Company entered into a fully disclosed clearing agreement with Scott & Strongfellow Inc. ("Clearing Broker"). Under the terms of the agreement the clearing broker shall carry the proprietary accounts of the Company and the cash and margin accounts of the customers of the Company introduced by the Company to the clearing broker, and accepted by the clearing broker. The clearing broker will clear transactions on a fully disclosed basis for such accounts, as set forth in the agreement. The transfer of proprietary and customer accounts and the related clearing activities occurred December 11, 2006 at which time the Company began clearing its security transactions on a fully disclosed basis with the clearing broker and, accordingly, as of December 11, 2006, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of general creditors during the year ended December 31, 2007.

2. Significant Accounting Policies

Securities Transactions

Customer securities transactions and related commission revenue and expense are reported on a trade-date basis as if they had settled. Marketable securities sold, not yet purchased are valued at market value. Securities owned not readily marketable are valued at fair value as determined by management.

Investment Advisory Fees

Advisory fees are recognized quarterly as services are performed. Fees are based on the net asset value of each investment portfolio serviced. The Company receives certain advisory fees in advance, which are deferred and recognized when earned. As of December 31, 2007 all fees were earned.

Exchange Membership

An exchange membership owned by the Company is stated at cost.

Office Furniture, Fixtures and Equipment

The Company depreciates office furniture, fixtures and equipment using straight-line and accelerated methods over the estimated useful life of the assets.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with an original maturity date of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company invests its excess cash in deposits with major financial institutions, and securities issued by the U.S. government and has established guidelines relative to diversification and maturities that maintain safety and liquidity. Financial instruments that subject the Company to risk of loss include (a) securities owned and (b) receivables and deposits with brokers and dealers.

3. **Securities Owned**

Marketable securities owned, consist of investment securities at market values, as follows:

Obligations of U.S. government	$ 1,533,248
Corporate stocks	148,470
	$ 1,681,718

The aggregate cost of marketable securities owned was $1,588,720 at December 31, 2007.

4. Furniture and Equipment

Major classes of furniture and equipment include the following:

	Life - Years	
Equipment	5-7	$ 138,657
Business assets acquired	15	50,000
		188,657
Less accumulated depreciation		104,795
		$ 83,862

5. Common Stock

The Company is authorized to issue common shares and Class B shares. The Certificate of Incorporation restricts the payment of dividends on common shares.

During 2007 the Company redeemed 23,200 shares of common stock for an aggregate cost of $463,982. The Company also redeemed all 11,000 shares of Class B common stock for $110,000.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions, and discretionary profit sharing contributions. The Company made no matching or discretionary profit sharing contributions for the plan year ended December 31, 2007.

7. Income Taxes

Temporary differences between tax and financial reporting bases at December 31, 2007 include the following items: (a) unrealized gains on marketable securities recognized for financial statement purposes, but not recognized for tax purposes; and (b) recognizing the tax benefit of net operating loss for financial reporting purposes.

The Company has a net operating loss carryforward available for local income tax purposes of approximately $339,000 which is scheduled to expire in 2026. The net operating loss is expected to be used prior to expiration; therefore no valuation allowance has been established.

8. Commitments and Contingent Liabilities

Operating Leases

The Company is obligated under operating leases for office space, which expire on December 31, 2008 and July 31, 2008. The Company also rents additional office space on a month-to-month basis from an unrelated entity. The future minimum annual lease payments for all noncancelable leases for the year ended December 31, 2008 is $491,104.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $1,568,344 which was $1,318,344 in excess of its required net capital of $250,000. The Company's net capital ratio was .49 to 1.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's transactions are cleared by another broker-dealer in securities pursuant to a clearance agreement. Although the Company clears its transactions through another broker-dealer in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company maintains its cash in bank deposit accounts which, at times may exceed federal insured limits. At December 31, 2007, substantially all of the securities owned and the amounts due from brokers reflected in the statement of financial condition are positions held at and amounts due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations. The Company maintains its cash in bank deposit accounts which, at times, may exceed federal insured limits. The Company has not experienced any losses in such accounts. At December 31, 2007, deposits in one accounts exceeded the federally insured limits by approximately $145,000.

END